Free Writing Prospectus (To the Prospectus dated August 31, 2007,	Filed Pursuant to Rule 433 Registration No. 333-145845
Prospectus Supplement dated September 4, 2007, and Index Supplement dated	April 08, 2008
September 4, 2007)

$ 90% Principal Protected Notes due April 28, 2010 Linked to the Performance of the S&P 500® Index Medium-Term Notes, Series A, No. E-1853

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA/Aa1‡)

Initial Valuation Date:	April 25, 2008

Issue Date:	April 30, 2008

Final Valuation Date:	April 23, 2010*

Maturity Date:	April 28, 2010* (resulting in a term to maturity of approximately 2 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>“)

Coupon Amount	2% per annum on each coupon payment date

Coupon Payment Dates:	April 29, 2009* and maturity date

Upper Barrier:	[—], initial level multiplied by 125%

Lower Barrier:	[—], initial level multiplied by 90%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        If the closing level of the index is at or above the upper barrier at any time between the initial valuation date and the final valuation date, you will receive at maturity, exclusive of the two coupon payment received on the coupon payment dates, $1,000 for every $1,000 principal amount of your notes.

•        If (a) the closing level of the index is below the upper barrier at all times between the initial valuation date and the final valuation date and (b) the closing level of the index is below the upper barrier and above the lower barrier on the final valuation date, you will receive, exclusive of the two coupon payment received on the coupon payment dates, a cash payment per $1000 principal amount of notes equal to (a) the principal amount of your notes plus (b) the principal amount multiplied by the index return (which may be a negative number).

$1000+ ($1,000 * Index Return)

•        If (a) the closing level of the index is below the upper barrier at all times between the initial valuation date and the final valuation date and (b) the closing level of the index is at or below the lower barrier on the final valuation date, you will receive, exclusive of the two coupon payment received on the coupon payment dates, a $900 for every $1,000 principal amount of notes.

Your principal is only protected up to 90% (exclusive of the coupon payments) if you hold the Notes to maturity.

Total Payment:	For every $1,000 principal amount of notes, total payment equals the sum of (a) payment at maturity and (b) two coupon payments of 2% each. Payment at Maturity + ($1000 * 2.00% *2)

Index Return:	The performance of the index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	The index closing level on the initial valuation date.

Final Level:	The index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738R RT5 and US06738RRT58

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “ Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 and the index supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

FWP–2

The following hypothetical example is provided for illustration purposes only. Assumptions in the example below are purely fictional and do not relate to the actual reference asset. The hypothetical terms do not represent the terms of an actual Note. They have been created in order to illustrate the relationship between potential returns on a Note and potential returns on the reference asset. The example is hypothetical, and does not purport to be representative of every possible scenario concerning increases or decreases in the value of the hypothetical reference asset. Investors should not take the example below as an indication or assurance of the expected performance of the Notes or the reference asset.

Below is a Table of Hypothetical Values of Total Return of the Note, based on the assumptions outlined for a hypothetical reference asset, which demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the hypothetical reference asset (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in each table were determined.

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.

•	No market disruption events, anti-dilution adjustments, reorganization events or events of default occur during the term of the Notes.

Initial Level: 1,370.18

Upper Barrier: 1,712.73 (Initial Level * 125%)

Lower Barrier: 1,233.16 (Initial Level * 90%)

Table of Hypothetical Values of Total Return

Index Performance	Final Level of Index	Coupon Payments	Total Return for Investment in the Notes		Total Return for Direct Investment in the Index
			Closing Level of Index Ever At or Above Upper Barrier	Closing Level of Index Always Below Upper Barrier
100.00%	2740.36	4.00%	4.00%	N/A	100.00%
75.00%	2397.82	4.00%	4.00%	N/A	75.00%
50.00%	2055.27	4.00%	4.00%	N/A	50.00%
25.00%	1712.73	4.00%	4.00%	N/A	25.00%
20.00%	1644.22	4.00%	4.00%	24.00%	20.00%
10.00%	1507.20	4.00%	4.00%	14.00%	10.00%
5.00%	1438.69	4.00%	4.00%	9.00%	5.00%
0.00%	1370.18	4.00%	4.00%	4.00%	0.00%
-5.00%	1301.67	4.00%	4.00%	-1.00%	-5.00%
-10.00%	1233.16	4.00%	4.00%	-6.00%	-10.00%
-20.00%	1096.14	4.00%	4.00%	-6.00%	-20.00%
-25.00%	1027.64	4.00%	4.00%	-6.00%	-25.00%
-50.00%	685.09	4.00%	4.00%	-6.00%	-50.00%
-75.00%	342.55	4.00%	4.00%	-6.00%	-75.00%
-100.00%	0.00	4.00%	4.00%	-6.00%	-100.00%

Hypothetical Examples of Total Amounts Payable

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing level of the index never breached the upper barrier of 125% during the term of the note and the level of the index increases from an initial level of 1,370.18 to a final level of 1,644.22.

Because the upper barrier was never breached and the closing level of the index on the final valuation date is above the lower barrier, the investor receives a total payment per $1,000 principal amount equal to (a) the principal amount plus (b) the principle amount multiplied by the index return plus (c) the coupon amount calculated as follows:

$1,000 + ($1,000 x 20.00%) + ($1000 x 4.00%) = $1,240.00

Therefore, the total return is $1,240.00 per $1,000 principal amount Note, representing a 24% return on investment over the term of the Notes.

FWP–3

Example 2: The closing level of the index never breached the upper barrier of 125% during the term of the note and the level of the index decreases from an initial level of 1,370.18 to a final level of 1301.67.

Because the upper barrier was never breached and the closing level of the index on the final valuation date is above the lower barrier, the investor receives a total payment per $1,000 principal amount equal to (a) the principal amount plus (b) the principle amount multiplied by the index return plus (c) the coupon amount calculated as follows:

$1,000 + ($1,000 x -5.00%) + ($1000 x 4.00%) = $990.00

Therefore, the total return is $990.00 per $1,000 principal amount Note, representing a -1.00% return on investment over the term of the Notes.

Example 3: The closing level of the index never breached the upper barrier of 125% during the term of the note and the level of the index decreases from an initial level of 1,370.18 to a final level of 1027.64.

Because the upper barrier was never breached and the closing level of the index on the final valuation date is below the lower barrier, the investor receives a total payment per $1,000 principal amount equal to (a) 90% of the principal amount plus (b) the coupon amount calculated as follows:

($1,000 x 90.00%) + ($1000 x 4.00%) = $940.00

Therefore, the total return is $940.00 per $1,000 principal amount Note, representing a -6.00% return on investment over the term of the Notes.

Example 4: The closing level of the index was at or above the upper barrier of 125% on one or more trading day during the term of the note and the level of the index increases from an initial level of 1,370.18 to a final level of 1644.22.

Because the upper barrier was breached during the term of the note, the investor receives a total payment per $1,000 principal amount equal to (a) the principal amount plus (b) the coupon amount calculated as follows:

$1,000 + ($1000 x 4.00%) = $1040.00

Therefore, the total return is $1040.00 per $1,000 principal amount Note, representing a 4.00% return on investment over the term of the Notes.

Example5: The closing level of the index was at or above the upper barrier of 125% on one or more trading day during the term of the note and the level of the index decreases from an initial level of 1,370.18 to a final level of 1301.67.

Because the upper barrier was breached during the term of the note, the investor receives a total payment per $1,000 principal amount equal to (a) the principal amount plus (b) the coupon amount calculated as follows:

$1,000 + ($1000 x 4.00%) = $1040.00

Therefore, the total return is $1040.00 per $1,000 principal amount Note, representing a 4.00% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

•	Appreciation Potential—The Notes provide the opportunity to enhance equity returns by (a) providing a 2% per annum coupon, to be paid annually, regardless of the performance of the reference asset.

•

Partial Principal Protection —You will receive at least 90% of the principal amount of your notes, in addition to the coupon payments, if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

FWP–4

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the index, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations— The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly. This comparable yield will exceed the current coupon that you will receive and is determined solely to calculate the amount on which you will be taxed prior to maturity. The comparable yield is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

If the closing level of the index exceeds the upper barrier on a day that is more than 6 months before the maturity date, applicable Treasury regulations provide that holders should adjust the interest inclusions in respect of their Notes over the remaining term for the Notes in a reasonable manner. You should consult your tax advisor as to what would be a “reasonable manner” in this situation.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities, That Contain Equity Securities or That Are Based in Part on Equity Securities”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The total return on the Notes is linked to the performance of the index and will depend on (i) whether the upper barrier is ever breached and (ii) whether, and the extent to which, the index return is positive or negative. Your investment will be exposed to up to a 10% decline in the final level as compared to the initial level of the index. You will lose up to 10% of your initial investment, exclusive of the coupon payments, if the basket performance declines by more than 10%.

•

Your Maximum Gain on the Notes Is Limited—If the upper barrier was never breached during the term of the note, for each $1,000 principal amount Note, you will receive $1,000 plus $40 of coupon payments plus an additional amount that will be less than 25% of the principal amount. If the upper barrier was breached during the term of the note, for each $1,000 principal amount Note, you will receive at only the principal amount of the note plus $40 of coupon payments; you will not receive any of the upside of the index return if the barrier was breached.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

FWP–5

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the index based on the daily index closing level from January 7, 2002 through April 1, 2008. The index closing level on April 1, 2008 was 1,370.18.

We obtained the index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the index should not be taken as an indication of future performance, and no assurance can be given as to the index closing level on the final valuation date. We cannot give you assurance that the performance of the index will result in the return of any of your initial investment.

FWP–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–7